Exhibit 16.1

March 5, 2013

Pivotal Group, Inc. (formerly known as Driftwood Acquisition Corporation)
53 Cahaba Lily Way

Helena, AL 35080

To the Board of Directors of Pivotal Group, Inc.:

We were previously principal accountants for Pivotal Group Inc. (Pivotal) and, under the date of March 28, 2012, we reported on the financial statements of Pivotal as of December 31, 2011 and for the period from April 20, 2011 (Inception) through December 31, 2011. On February 27, 2013, our appointment as principal accountants was terminated. We have read Pivotal’s statements included under Item 4.01 of its Form 8-K dated February 27, 2013 and we agree with such statements.

We have no basis to agree or disagree with the other statements included in such Form 8-K.

Very truly yours,

/s/ Anton & Chia, LLP

cc:	Securities and Exchange Commission Washington, D.C. 20549